EXHIBIT 99.1

Service Expertise Integrity

NORTHERN TRUST CORPORATION

2009 Annual Meeting of Stockholders

William A. Osborn
Chairman

April 21, 2009

Northern Trust

Service Expertise Integrity

NORTHERN TRUST CORPORATION

2009 Annual Meeting of Stockholders

Frederick H. Waddell
President & Chief Executive Officer

April 21, 2009

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2008 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda



- Northern Trust: *Client Centric and Highly Focused*
- A Challenging Macroeconomic Environment
- Financial Strength & Stability:
  - Financial Performance Highlights
  - Balance Sheet Highlights
- Stock Price Performance
- Concluding Thoughts
- Question & Answer Session

Service

Expertise

Integrity

The Northern Trust Advantage:

Client Centric and Highly Focused

A Client-centric and Highly Focused Business Model


Our Clients
Pension Funds
Large Corporations
Investment Management Firms
Insurance Companies
Sovereign Wealth Funds
Government Agencies
Taft-Hartley
Foundations / Endowments / Healthcare
Families
Family Foundations
Family Offices
Individuals
Privately Held Businesses
Corporate & Institutional Services
Personal Financial Services
Northern Trust Global Investments
Operations & Technology

Northern Trust

Service | Expertise | Integrity

A Client-centric and Highly Focused Business Model

While we do adjust our actions to align with prevailing conditions, Northern Trust has resisted the temptation to change our business or risk profile to capitalize on temporarily shifting cycles.

Businesses Northern Trust is NOT in:

- Investment Banking
- Sub-Prime Mortgage Underwriting
- Asset Backed Commercial Paper Conduits
- Discount Brokerage
- American Depositary Receipts
- Credit Cards
- Retail Banking
- Consumer Finance
- Venture Capital
- Stock Transfer

Extensive Reach in Affluent Market

Network of over 80 PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.


Washington (1)
Minnesota (1)
Michigan (3)
Wisconsin (1)
Massachusetts (1)
Connecticut (1)
New York (1)
Nevada (1)
Illinois (19)
Ohio (1)
Delaware (1)
Colorado (1)
Missouri (1)
California (11)
Georgia (1)
Arizona (8)
Texas (7)
Florida (25)

Northern Trust

Service Expertise Integrity

Strategically Positioned in Three Dynamic Regions


North America
Europe,
Middle East & Africa
Asia Pacific
Chicago
Toronto
London
Amsterdam
Dublin
Limerick
Guernsey
Jersey
Luxembourg
Abu Dhabi
Beijing
Tokyo
Hong Kong
Bangalore
Singapore
Melbourne

17 Locations Worldwide

Clients in 41 Countries

Trade Settlement in 90+ Markets

Northern Trust

Diversified, World Class Investment Manager

$522.3 Billion

Assets Under Management as of March 31, 2009

A Diversified Asset Manager

Across Asset Classes


Short Duration $228 Billion (44%)
Equities $182 Billion (35%)
Other $12 Billion (2%)
Fixed Income $100 Billion (19%)

Across Client Segments


Personal $130 Billion
Institutional $392 Billion

Across Styles


Active $290 Billion (56%)
Quantitative $206 Billion (39%)
Manager of Managers $26 Billion (5%)

Northern Trust

Service

Expertise

Integrity

A Challenging Macroeconomic Environment

2008: The Changing Landscape in Financial Services



S&P 500 – Full Year 2008
1500
1350
1200
1050
900
750
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec
3/16/08: With U.S. Govt support, Bear Stearns acquired by JPMorgan Chase
4/1/08: UBS CEO steps down; $37B in cumulative writedowns
9/7/08: U.S. Govt to support Fannie Mae & Freddie Mac
9/15/08: Lehman Brothers declares bankruptcy; Bank of America announces Merrill Lynch acquisition
9/16/08: U.S. Govt to support AIG
9/21/08: Goldman Sachs & Morgan Stanley to become bank holding cos.
9/26/08: JPMorgan Chase announces Washington Mutual acquisition
10/3/08: Wells Fargo to acquire Wachovia
10/4/08: Dutch Govt purchases Fortis
10/13/08: RBS (UK) effectively nationalized
10/14/08: U.S. Govt announces it will buy preferred equity stakes in U.S. banks under the Troubled Asset Relief Program
10/19/08: ING receives Dutch Govt support
10/24/08: PNC announces National City acquisition
11/24/08: U.S. Govt to support Citigroup
12/11/08: Bernard Madoff arrested and charged with criminal securities fraud
Dramatic tumult resulting in acceleration in commercial and investment bank consolidation and significant increase in government involvement.

Northern Trust

Service Expertise Integrity

2008: U.S. Treasury, Federal Reserve and FDIC Actions



S&P 500 – Full Year 2008
1500
1350
1200
1050
900
750
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec
3/11/08: Term Securities Lending Facility
3/16/08: Primary Dealer Credit Facility
9/19/08: ABCP Money Market Fund Liquidity Facility
9/19/08: Temporary Guaranty Program for Money Market Funds
10/7/08: Commercial Paper Funding Facility
10/21/08: Money Market Investor Funding Facility
9/28/08: Troubled Asset Relief Program
10/3/08: FDIC temporarily raises deposit insurance limit to $250,000
10/6/08: Federal Reserve will pay interest on required and excess reserves
10/14/08: Capital Purchase Program
10/14/08: Temporary Liquidity Guarantee Program: Debt Guarantees & Transaction Account Guarantees
11/25/08: Term Asset-Backed Securities Loan Facility; GSE Purchases
Government actions were designed to promote, enhance and improve liquidity, in addition to promoting stability and restoring confidence in financial markets.

Northern Trust

Weak Global Equity Market Environment

Index Performance - Full Year 2008


U.S.
S&P 500
-38.5%
INTL COMP
US$ EAFE
-45.1%
U.K.
FTSE 100
-31.3%
GERMANY
DAX
-40.4%
JAPAN
NIKKEI 225
-42.1%
FRANCE
CAC 40
-42.7%
HONG KONG
HANG SENG
-48.3%
S. KOREA
-40.7%
BRAZIL
-41.2%
MEXICO
-49.0%
INDIA
-52.4%
CHINA
-65.2%

Source: Haver Analytics

Service

Expertise

Integrity

Financial Strength & Stability

Financial Performance Highlights

Northern Trust

Northern Trust: A Solid Year Considering the Environment

	Full Year 2008	% Growth 2008 vs 2007
Trust, Inv. & Other Servicing Fees	$2,135 Million	+3%
Other Noninterest Income	$1,065 Million	+82%
Net Interest Income	$1,129 Million	+24%
Total Revenues	$4,328 Million	+21%
Noninterest Expenses	$2,888 Million	+19%
Net Income	$795 Million	+9%
Earnings Per Share	$3.47	+7%
Operating* Net Income	$641 Million	-22%
Operating* Earnings Per Share	$2.79	-24%
Assets Under Custody	$3.0 Trillion	-27%
Global Custody Assets	$1.4 Trillion	-32%
Assets Under Management	$559 Billion	-26%

**Operating basis excludes the impact of all VISA related items.*

Northern Trust

Service Expertise Integrity

First Quarter 2009 Highlights

	First Quarter 2009	% Change 1Q09 vs 1Q08
Trust, Inv. & Other Svcing Fees	$411 Million	-22%
Other Noninterest Income	$206 Million	+11%
Net Interest Income	$288 Million	+8%
Total Revenues	$904 Million	-8%
Noninterest Expenses	$594 Million	-3%
Net Income	$162 Million	-30%
Earnings Per Common Share	$0.61	-41%
Assets Under Custody	$2.8 Trillion	-29%
Global Custody Assets	$1.4 Trillion	-33%
Assets Under Management	$522 Billion	-33%

Trust Fees:
Continue to be affected by equity market declines and fixed income market dislocation

Expenses:
Well controlled

Client Assets:
Declined less than market indices:

S&P 500 -40%
Intl EAFE -49%

Note: Comparison excludes the impact of the First Quarter 2008 VISA item.

Northern Trust

Service Expertise Integrity

Change in Client Assets *Better Than* Challenging Markets

	Assets at March 31, 2009	% Change Vs. Last Qtr	% Change Vs. Last Yr	5 Year CAGR
Assets Under Custody	**$2.8 Trillion**	**-6%**	**-29%**	**+5%**
Global Custody Assets	**$1.4 Trillion**	**-5%**	**-33%**	**+11%**
Assets Under Management	**$522 Billion**	**-7%**	**-33%**	**0.1%**
Equity Market Indices:				
S&P 500		-12%	-40%	-7%
US$ EAFE (international index)		-16%	-49%	-5%

Whether considered on a quarterly, annual or 5-year basis,
***our asset accumulation rates consistently outperform the market*.**

Northern Trust

Service Expertise Integrity

Service

Expertise

Integrity

Financial Strength & Stability

Balance Sheet Highlights

Northern Trust

Outstanding Credit Quality

Credit Quality is notably better than peer averages in each category.



Non-Performing Assets as a % of Loans
0.57%
2.13%
Net Charge-Offs to Average Loans
0.04%
1.53%
Loan Loss Reserve as a % of Non-Performing Assets
166%
119%
Northern Trust as of 3/31/09
Peer Group* Average as of 12/31/08

** Peer group consists of the 20 largest U.S. Bank Holding Companies in terms of total balance sheet assets.*
Source: SNL Financial

High Quality Securities Portfolio

$17.8B SECURITIES PORTFOLIO

- **90% of total securities rated triple-A**
- **Total net unrealized losses (pretax) of only $240 million** (preliminary)



Government Sponsored Agency*
$13.4B / 75%
Asset-Backed*
$1.5B / 9%
Other* / $1.8B / 10%
Other** / $0.4B / 2%
Obligations of States / Political Subdivisions**
$0.8B / 4%

Asset-Backed* $1.5B / 9%

- Well diversified
- 76% rated triple-A
- Subprime asset-backed total < 2% of total portfolio
- 18% of subprime asset-backed rated triple-A

All data is as of March 31, 2009.

*Available for Sale Securities. **Held to Maturity Securities

Outstanding Capital Strength

CAPITAL RATIOS	3/31/08	3/31/09	"Well Capitalized" Guideline
Tier 1 Capital	9.6%	13.0%	6.0%
Total Risk-Based	11.5%	15.2%	10.0%
Leverage	6.9%	8.9%	5.0%
Tangible Common Equity	5.6%	5.9%	--

U.S. CAPITAL PURCHASE PROGRAM PARTICIPATION

- On November 14, the U.S. Treasury invested $1.576 billion in senior preferred stock and related warrants in Northern Trust
- In combination with our already strong capital position, the additional capital allows us to support clients and maximize growth opportunities.
- In addition, we continue to support high quality loan growth in line with our existing strategies.

TOTAL EQUITY ($ Billions)

CAGR: +13%


$2.3
$2.7
$2.9
$3.1
$3.3
$3.6
$3.9
$4.5
$6.4
$6.5
2000
2001
2002
2003
2004
2005
2006
2007
2008
1Q09

Northern Trust

Service Expertise Integrity

Service

Expertise

Integrity

Stock Price Performance

Challenging Environment for Bank Stocks in 2008

Full Year 2008


-2%
Wells Fargo
-11%
BB&T
-21%
USBank
-25%
PNC Bank
-28%
JPMorgan Chase
-30%
M&T
-32%
Northern Trust
-33%
Capital One
-42%
Bank of NY Mellon
-49%
M&I
-52%
State Street
-53%
SunTrust
-54%
Comerica
-64%
KeyCorp
-66%
Bank of America
-66%
Regions
-67%
Fifth Third
-77%
Citigroup
-85%
Wachovia
-89%
National City

Average (excl. NTRS): -48%

S&P 500: -39%

Northern Trust

Service Expertise Integrity

Bank Stock Price Performance: Recent History

June 30, 2007 through March 31, 2009



-7% Northern Trust
-32% Bank of NY Mellon
-45% JPMorgan Chase
-51% Goldman Sachs
-55% State Street
-56% USBank
-58% M&T
-58% BB&T
-59% PNC Bank
-60% Wells Fargo
-69% Comerica
-73% Morgan Stanley
-77% KeyCorp
-84% Capital One
-86% Bank of America
-86% SunTrust
-87% Regions
-88% M&I
-93% Fifth Third
-95% Citigroup

Average (excl. NTRS):	***-69%***
S&P 500:	***-47%***

Note: Legacy Bank of New York used for Bank of NY Mellon's June 30, 2007 stock price.

Market Capitalization: Value Retained


Market Values (US$BN) as of June 30, 2007
Market Values (US$BN) as of March 31, 2009
Northern Trust
95% of Value Retained
14
13
Bank of NY Mellon*
50
33
JP Morgan
166
100
State Street
23
13
Goldman Sachs
94
49
Credit Suisse
75
35
HSBC
213
97
Crédit Agricole
62
24
BNP Paribas
102
37
Value Retained 65% 60% 58% 52% 47% 46% 39% 36%
Deutsche Bank
71
23
PNC Bank**
44
13
Morgan Stanley
89
25
Société Générale
79
22
Barclays
90
18
UBS AG
142
27
RBS
109
20
Citigroup
254
14
Value Retained 33% 30% 28% 27% 20% 19% 18% 5%

*6/30/07 market value for Bank of NY Mellon reflects that of legacy Bank of New York plus legacy Mellon.
**6/30/07 market value for PNC Bank reflects that of legacy PNC Bank plus legacy National City.
Source: Bloomberg and Northern Trust Market Research.

Northern Trust

Service Expertise Integrity

Service Expertise Integrity

Concluding Thoughts

Experienced, Dedicated Management Team

	Northern Trust	Industry
◆ Rick Waddell - President & CEO	34 Years	34 Years
◆ Sherry Barrat - President – PFS	19 Years	39 Years
◆ Steve Fradkin - EVP & Chief Financial Officer	24 Years	24 Years
◆ Tim Moen - EVP – Human Resources & Admin.	8 Years	34 Years
◆ Bill Morrison - President – PFS	13 Years	36 Years
◆ Steve Potter - President – NTGI	27 Years	27 Years
◆ Joyce St. Clair - EVP – Corporate Risk Mgt.	17 Years	28 Years
◆ Jana Schreuder - President – WWOT	29 Years	29 Years
◆ Tim Theriault - President – C&IS	25 Years	27 Years
◆ Kelly Welsh - EVP & General Counsel	9 Years	31 Years

Northern Trust

Service Expertise Integrity

Success achieved for our clients, our people and our shareholders through ***Principles that Endure***:

Service | **Expertise** | **Integrity**

Service

Expertise

Integrity

NORTHERN TRUST CORPORATION

2009 Annual Meeting of Stockholders

Frederick H. Waddell
President & Chief Executive Officer

William A. Osborn
Chairman

Northern Trust